UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-1(a))

                  Under the Securities and Exchange Act of 1934

                             3DFX INTERACTIVE, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    88553X103
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                              David Danovitch, Esq.
                            Kristin J. Angelino, Esq.
                               Gersten Savage, LLP
                               600 Lexington Ave.
                             New York, NY 10022-6018
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 8, 2006
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No.  88553X103
---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Fund II, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                 (a) [ ]
                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     See Item 3.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

         0

8.   SHARED VOTING POWER.

         416,432

9. SOLE DISPOSITIVE POWER.

         0

10.  SHARED DISPOSITIVE POWER.

         416,432

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         416,432

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.05%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No.  88553X103
---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Fund IV, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                 (a) [  ]
                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

      See Item 3.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

         0

8.   SHARED VOTING POWER.

         83,150

9.   SOLE DISPOSITIVE POWER.

         0

10.  SHARED DISPOSITIVE POWER.

         83,150

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         83,150

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.21%

14.  TYPE OF REPORTING PERSON*

         PN

CUSIP No.  88553X103
---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     The Apogee Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                 (a) [  ]
                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     See Item 3.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

         0

8.   SHARED VOTING POWER.

         202,130

9.   SOLE DISPOSITIVE POWER.

         0

10.  SHARED DISPOSITIVE POWER.

         202,130

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         202,130

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.51%

14.  TYPE OF REPORTING PERSON*

         CO

CUSIP No.  88553X103
---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Overseas Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                 (a) [  ]
                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     See Item 3.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

         0

8.   SHARED VOTING POWER.

         1,081,478

9.   SOLE DISPOSITIVE POWER.

         0

10.  SHARED DISPOSITIVE POWER.

         1,081,478

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         1,081,478

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.72%

14.  TYPE OF REPORTING PERSON*

         CO

CUSIP No.  88553X103
---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Overseas Fund V, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                 (a) [  ]
                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     See Item 3.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

         0

8.   SHARED VOTING POWER.

         87,250

9.   SOLE DISPOSITIVE POWER.

         0

10.  SHARED DISPOSITIVE POWER.

         87,250

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         87,250

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.22%

14.  TYPE OF REPORTING PERSON*

         CO

CUSIP No.  88553X103
---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Overseas Fund VI, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                 (a) []
                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     See Item 3.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

         0

8.   SHARED VOTING POWER.

         30,050

9.   SOLE DISPOSITIVE POWER.

         0

10.  SHARED DISPOSITIVE POWER.

         30,050

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         30,050

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.08%

14.  TYPE OF REPORTING PERSON*

         CO

CUSIP No.  88553X103
---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Overseas Fund VII, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                 (a) [ ]
                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     See Item 3.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

         0

8.   SHARED VOTING POWER.

         49,110

9.   SOLE DISPOSITIVE POWER.

         0

10.  SHARED DISPOSITIVE POWER.

         49,110

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         49,110

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.12%

14.  TYPE OF REPORTING PERSON*

         CO

CUSIP No.  88553X103
---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Overseas Fund VIII, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                 (a) [ ]
                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     See Item 3.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

         0

8.   SHARED VOTING POWER.

         94,140

9.   SOLE DISPOSITIVE POWER.

         0

10.  SHARED DISPOSITIVE POWER.

         94,140

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         94,140

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.24%

14.  TYPE OF REPORTING PERSON*

         CO

CUSIP No.  88553X103
---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Overseas Fund IX, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                 (a) [ ]
                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     See Item 3.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

         0

8.   SHARED VOTING POWER.

         98,930

9.   SOLE DISPOSITIVE POWER.

         0

10.  SHARED DISPOSITIVE POWER.

         98,930

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         98,930

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.25%

14.  TYPE OF REPORTING PERSON*

         CO

CUSIP No.  88553X103
---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Satellite Asset Management, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                 (a) [ ]
                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     See Item 3.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER.

         0

8.   SHARED VOTING POWER.

         2,142,670

9.   SOLE DISPOSITIVE POWER.

         0

10.  SHARED DISPOSITIVE POWER.

         2,142,670

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         2,142,670

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.39%

14.  TYPE OF REPORTING PERSON*

         PN

CUSIP No.  88553X103
---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Satellite Fund Management, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                 (a) [ ]
                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     See Item 3.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

         0

8.   SHARED VOTING POWER

         2,142,670

9.   SOLE DISPOSITIVE POWER

         0

10.  SHARED DISPOSITIVE POWER

         2,142,670

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,142,670

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.39%

14.  TYPE OF REPORTING PERSON*

         OO

CUSIP No.  88553X103
---------------------

1.   NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Satellite Advisors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                 (a) [ ]
                                 (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     See Item 3.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

         0

8.   SHARED VOTING POWER

         499,582

9.   SOLE DISPOSITIVE POWER

         0

10.  SHARED DISPOSITIVE POWER

         499,582

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         499,582

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.26%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No.   88553X103
--------------------------------------------------------------------------------
ITEM 1.  SECURITY AND ISSUER.

The name of the issuer is 3DFX Interactive, Inc. (the "Issuer" or the "Company"). The address of the Issuer's offices is P.O. Box 60486, Palo Alto, California 94306. This Schedule 13D relates to shares of the Issuer's common stock, no par value (the "Shares").

ITEM 2.  IDENTITY AND BACKGROUND

This statement is filed by:

(i) Satellite Fund II, L.P. ("Satellite II");
(ii) Satellite Fund IV, L.P. ("Satellite IV");
(iii) The Apogee Fund, Ltd. ("Apogee");
(iv) Satellite Overseas Fund, Ltd. ("Satellite Overseas")
(v) Satellite Overseas Fund V, Ltd. ("Satellite Overseas V");
(vi) Satellite Overseas Fund VI, Ltd. ("Satellite Overseas VI");
(vii) Satellite Overseas Fund VII, Ltd. ("Satellite Overseas VII");
(viii) Satellite Overseas Fund VIII, Ltd. ("Satellite Overseas VIII");
(ix) Satellite Overseas Fund IX, Ltd. ("Satellite Overseas IX");
(x) Satellite Asset Management, L.P. ("Satellite Asset Management");
(xi) Satellite Fund Management LLC ("Satellite Fund Management"); and
(xii) Satellite Advisors, L.L.C. ("Satellite Advisors").

This statement relates to Shares (as defined herein) held by (i) Satellite II and Satellite IV (collectively, the "Delaware Funds") over which Satellite Advisors has discretionary trading authority, as general partner, and (ii) Apogee, Satellite Overseas, Satellite Overseas V, Satellite Overseas VI, Satellite Overseas VII, Satellite Overseas VIII and Satellite Overseas IX (collectively, the "Offshore Funds" and, together with the Delaware Funds, the "Satellite Funds") over which Satellite Asset Management has discretionary investment trading authority. The general partner of Satellite Asset Management is Satellite Fund Management. Satellite Fund Management and Satellite Advisors each share the same executive committee of members that make investment decisions on behalf of the Satellite Funds and investment decisions made by such members, when necessary, are made through approval of a majority of such members.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The address of the business office of each of the Reporting Persons is 623 Fifth Avenue, 19th Floor, New York, NY 10022.

The citizenship of each of the reporting persons is:

1) Satellite II is a Delaware limited partnership;

2) Satellite IV is a Delaware limited partnership;

3) Apogee is a Cayman Islands exempted company;

4) Satellite Overseas is a Cayman Islands exempted company;

5) Satellite Overseas V is a Cayman Islands exempted company;

6) Satellite Overseas VI is a Cayman Islands exempted company;

7) Satellite Overseas VII is a Cayman Islands exempted company;

8) Satellite Overseas VIII is a Cayman Islands exempted company;

9) Satellite Overseas IX is a Cayman Islands exempted company;

10) Satellite Asset Management is a Delaware limited partnership;

11) Satellite Fund Management is a Delaware limited liability company; and

12) Satellite Advisors is a Delaware limited liability company.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding. During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Shares reported in Item 5 as beneficially owned by the Reporting Person were previously acquired with funds of approximately $728,994.73 (including brokerage commissions). All funds to acquire the Shares were provided from the capital of the Satellite Funds.

Item 4.  Purpose of Transaction.

The Shares have been acquired for strategic investment purposes with the prospect that at some point in the future the Reporting Persons may wish to increase their ownership position in the Issuer's Shares. The Reporting Persons expect to evaluate the Issuer and review their holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, circumstances surrounding the Issuer's Chapter 11 proceeding and its litigation against nVidia Corporation and nVidia US Investment Company (collectively, "nVidia"), each Reporting Person may take such actions in the future as it deems appropriate in light of the circumstances and conditions existing from time to time, including: increasing its stake in the Issuer through open market purchases, private transactions, tender or exchange offers, or hedging transactions, including the use of derivatives; seeking to acquire or influence control of the Issuer, the means of which may include board representation; seeking a merger, consolidation or other business combinations; or seeking to influence the prosecution of litigation against nVidia. Depending on these same factors, the Reporting Persons, or any of them, may determine to sell all or a portion of the Shares that they now own or hereafter may acquire in the open market or in private transactions, although none of the Reporting Persons has a current intention to do so.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons (collectively referred to as the "Satellite Funds") may be deemed to beneficially own the number of shares of the Company's common stock representing the percentage of the Company's common stock set forth opposite the name of the Reporting Person below: The percentages used herein are calculated based upon 39,774,364 shares of the Issuer's common stock, issued and outstanding as of October 25, 2002, the latest date for which such information is available, as reported in the Issuer's Quarterly Report on Form 10Q filed on October 31, 2002..

Name of                             Number of Shares       Percentage
Reporting Person                    Beneficially Owned     of Outstanding Stock
----------------------              ------------------     --------------------

Satellite Fund II, L.P.(1)(2)           416,432                    1.05%

Satellite Fund IV, L.P.(1)(2)            83,150                    0.21%

Satellite Advisors, L.L.C.,
the General Partner of
Satellite Fund II and
Satellite Fund IV                       499,582                    1.26%


The Apogee Fund, Ltd.(2)                202,130                    0.51%

Satellite Overseas
Fund, Ltd.(2)                         1,081,478                    2.72%

Satellite Overseas
Fund V, Ltd.(2)                          87,250                    0.22%

Satellite Overseas
Fund VI, Ltd.(2)                         30,050                    0.08%

Satellite Overseas
Fund VII, Ltd.(2)                        49,110                    0.12%

Satellite Overseas
Fund VIII, Ltd.(2)                       94,140                    0.24%

Satellite Overseas
Fund IX, Ltd.(2)                         98,930                    0.25%

Satellite Asset
Management, L.P.                      2,149,670                    5.39%

Satellite Fund
Management, LLC,
the General Partner
of Satellite Asset
Management                            2,149,670                    5.39%
------------------------
TOTAL FOR THE

SATELLITE FUNDS:                      2,142,670                    5.39%

----------------------------------------
(1) Satellite Advisors has discretionary trading authority over the shares held by these Reporting Persons, as General Partner.

(2) Satellite Asset Management has discretionary investment trading authority over the shares held by these Reporting Persons, as investment manager. The general partner of Satellite Asset Management is Satellite Fund Management. Satellite Fund Management and Satellite Advisors each share the same executive committee of members that make investment decisions on behalf of the Satellite Funds and investment decisions made by such members, when necessary, are made through approval of a majority of such members. Satellite Asset Management, Satellite Fund Management, Satellite Advisors and each of its principals expressly declare that this filing shall not be construed as an admission that each is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

(b) As indicated above, each of the above Reporting Persons has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of, all of the shares reported as beneficially owned by such Reporting Person.

(c) There have been no transactions in the Shares during the past 60 days by the Reporting Persons. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons have entered into an agreement or contract relative to the securities of the Issuer, including any agreements related to the transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements relating to puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

The Joint Filing Agreement between and among the Reporting Persons pursuant to
Section 240.13d-1(k) is attached hereto as Exhibit "A".

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  December 18, 2006                SATELLITE FUND II, L.P.

                                         By:  Satellite Advisors, L.L.C.,
                                         as General Partner

                                         By:  /s/ Simon Raykher
                                         ------------------------------
                                         Name:  Simon Raykher
                                         Title: Attorney-in-Fact


DATED:  December 18, 2006                SATELLITE FUND IV, L.P.

                                         By:  Satellite Advisors, L.L.C.,
                                         as General Partner

                                         By:  /s/ Simon Raykher
                                         ------------------------------
                                         Name:  Simon Raykher
                                         Title: Attorney-in-Fact


DATED:  December 18, 2006                THE APOGEE FUND, LTD.

                                         By:  Satellite Asset Management L.P.,
                                         as Investment Manager

                                         By:  /s/ Simon Raykher
                                         ------------------------------
                                         Name:  Simon Raykher
                                         Title: General Counsel


DATED:  December 18, 2006                SATELLITE OVERSEAS FUND, LTD.

                                         By:  Satellite Asset Management L.P.,
                                         as Investment Manager

                                         By:  /s/ Simon Raykher
                                         ------------------------------
                                         Name:  Simon Raykher
                                         Title: General Counsel

DATED:  December 18, 2006                SATELLITE OVERSEAS FUND V, LTD.

                                         By:  Satellite Asset Management L.P.,
                                         as Investment Manager

                                         By:  /s/ Simon Raykher
                                         ------------------------------
                                         Name:  Simon Raykher
                                         Title: General Counsel


DATED:  December 18, 2006                SATELLITE OVERSEAS FUND VI, LTD.

                                         By:  Satellite Asset Management L.P.,
                                         as Investment Manager

                                         By:  /s/ Simon Raykher
                                         ------------------------------
                                         Name:  Simon Raykher
                                         Title: General Counsel


DATED:  December 18, 2006                SATELLITE OVERSEAS FUND VII, LTD.

                                         By:  Satellite Asset Management L.P.,
                                         as Investment Manager

                                         By:  /s/ Simon Raykher
                                         ------------------------------
                                         Name:  Simon Raykher
                                         Title: General Counsel


DATED:  December 18, 2006                SATELLITE OVERSEAS FUND VIII, LTD.

                                         By:  Satellite Asset Management L.P.,
                                         as Investment Manager

                                         By:  /s/ Simon Raykher
                                         ------------------------------
                                         Name:  Simon Raykher
                                         Title: General Counsel


DATED:  December 18, 2006                SATELLITE OVERSEAS FUND IX, LTD.

                                         By:  Satellite Asset Management L.P.,
                                         as Investment Manager

                                         By:  /s/ Simon Raykher
                                         ------------------------------
                                         Name:  Simon Raykher
                                         Title: General Counsel

DATED:  December 18, 2006                SATELLITE ASSET MANAGEMENT, L.P.


                                         By: /s/ Simon Raykher
                                         ------------------------------
                                         Name:  Simon Raykher
                                         Title: General Counsel


DATED:  December 18, 2006                SATELLITE FUND MANAGEMENT LLC

                                         By: /s/ Simon Raykher
                                         ------------------------------
                                         Name:  Simon Raykher
                                         Title: Attorney-in-Fact


DATED:  December 18, 2006                SATELLITE ADVISORS, L.L.C.

                                         By: /s/ Simon Raykher
                                         ------------------------------
                                         Name:  Simon Raykher
                                         Title: Attorney-in-Fact